                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ---------------------

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            -----------------------

                           FUSION SYSTEMS CORPORATION
                               (Name of applicant)


                               7600 Standish Place
                            Rockville, Maryland 20855
                    (Address of principal executive offices)

                            -----------------------


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

    TITLE OF CLASS                                          AMOUNT
    --------------                                          ------
Contingent Payment Rights                              Up to $40,874,000

  * Based upon the product obtained by multiplying (i) an aggregate of 8,174,800 Contingent Payment Rights that may be issued with respect to 7,501,624 shares of common stock, $.01 par value per share ("Common Stock"), of Fusion Systems Corporation outstanding as of July 15, 1997 and 673,176 shares of Common Stock to be issued upon exercise of stock options to purchase shares of Common Stock that may become exercisable on or prior to December 31, 1997, by (ii) $5.00, which represents the maximum amount of cash that may be paid with respect to each such Contingent Payment Right.

    Approximate distribution date of proposed dividend: September 23, 1997

                     Name and address of agent for service:
                                Leslie S. Levine
                      President and Chief Executive Officer
                           Fusion Systems Corporation
                              7600 Standish Place
                            Rockville, Maryland 20855

                                 With a copy to:
                              Gordon H. Hayes, Jr.
                         Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

     1. GENERAL INFORMATION. Furnish the following information as to the
Applicant:

          (a) Form of organization: A corporation.

          (b) State or other sovereign power under the laws of which organized:
          Delaware.

     2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

    On June 29, 1997, the Board of Directors of Fusion Systems Corporation, a Delaware corporation (the "Company"), declared a dividend distribution of one contingent payment right (the "Contingent Rights") with respect to (i) each share of Common Stock outstanding and held by stockholders of record at the close of business on July 25, 1997 (the "Record Date"), and (ii) each share of Common Stock issued between the Record Date and the earlier of December 31, 1997 or the Redemption Date (as such term is defined in the Contingent Rights Agreement (as defined hereinafter)) upon exercise of options to purchase shares of Common Stock issued under the Company's 1984 Stock Option Plan, 1994 Stock Option Plan, 1994 Non-Employee Director Stock Option Plan and 1994 Employee Stock Purchase Plan and outstanding on the Record Date ("Qualified Options"). The Contingent Rights will be distributed on September 23, 1997 (the "Distribution Date") to the persons entitled to receive such dividend and, thereafter, will be distibuted contemporaneously with the issuance of Common Stock upon exercise of Qualified Options to the holders of such Qualified Options. A description and the terms of the Contingent Rights are set forth in a Contingent Payment Rights Agreement dated as of June 30, 1997 (the "Contingent Rights Agreement") between the Company and The First National Bank of Chicago, a national banking association, as trustee (the "Trustee"). The Contingent Rights Agreement is attached hereto as Exhibit T3C to this Form T-3 and is incorporated herein by reference.

    The Contingent Rights will be distributed commencing on the Distribution Date as a dividend to stockholders entitled to receive such dividend and therefore will not be "offered" or "sold" within the meaning of Section 2(3) of the Securities Act of 1933, as amended. No sales or offers of the Contingent Rights have been or are to be made by the Company.

                                  AFFILIATIONS

     3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

     The following table lists each affiliate of the Company and its jurisdiction of incorporation. Except where noted, each affiliate listed is a 100% owned subsidiary of the Company. Each affiliate listed is indented under the name of its immediate parent.

                                                Jurisdiction of
Name                                            Incorporation
----                                            -------------

Fusion Semiconductor Systems Corporation        Maryland


Fusion Investments, Inc. (formerly Fusion UV
   Curing Systems Corporation)                  Maryland


Fusion Advanced Technologies Corp.              Delaware


Solara Ltd. (80% owned by the Company;
   20% owned by Werdmueller Family)             Delaware


Fusion Systems International, Inc.              Virgin Islands


Fusion Technology International, Inc.           Delaware


     Fusion Taiwan, Inc.                        Delaware

          Fusion Taiwan, Inc.                   Taiwan, ROC (Registered Branch)

     Fusion Europe Limited                      England and Wales

          Fusion Italia Srl (95% owned
            by Fusion Europe Limited and
            5% owned by Fusion Technology
            International, Inc.)                Italy

     Fusion Semiconductor Japan K.K.            Japan


     Fusion Pacific, Ltd.                       Korea

     The directors and executive officers of the Company listed in Item 4 below are also deemed affiliates of the Company by virtue of their respective positions with the Company.

                             MANAGEMENT AND CONTROL

     4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

     The directors and executive officers of the Company are as follows:

Name and Address                      Position
----------------                      --------

Leslie S. Levine                      President, Chief Executive Officer and
7600 Standish Place                   Director
Rockville, Maryland 20855

John C. Matthews                      Senior Vice President
7600 Standish Place
Rockville, Maryland 20855

Joseph F. Greeves                     Vice President, Chief Financial Officer,
7600 Standish Place                   Treasurer and Secretary
Rockville, Maryland 20855

Steven F. Hodlin                      Vice President, Corporate Quality
7600 Standish Place
Rockville, Maryland 20855

Daniel Tessler                        Chairman of the Board of Directors
7524 Standish Place
Rockville, Maryland 20855

Charles J. Coulter                    Director
P.O. Box 1407
Southampton, NY 11969

Jon D. Tompkins                       Director
KLA Tencor
160 Rio Roblesh
San Jose, CA 95134

Andrea Geisser                        Director
Fenway Partners, Inc.
152 West 57th Street
New York, NY 10019

     5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the Applicant.

     As of July 15, 1997, the persons listed below are believed to be the beneficial owners of 10% or more of the voting securities of the Company:


                                                                                Percentage of
Name and Complete                          Title of              Amount         Voting Securities
Mailing Address                            Class Owned           Owned          Owned (3)
---------------                            -----------           -----          -----------------


J. & W. Seligman & Co. Incorporated (1)    Common Stock          1,024,358       13.7%
100 Park Avenue
New York, NY 10017


Pilgrim Baxter & Associates, Ltd. (2)      Common Stock            781,900       10.4%
1255 Drummers Lane
Suite 300
Wayne, PA 19087

---------------------

(1) According to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 1997, J. & W. Seligman & Co. Incorporated has sole voting power for 1,003,828 shares and sole dispositive power for 1,024,358 shares.

(2) According to a Schedule 13G filed with the Securities and Exchange Commission on June 10, 1997, Pilgrim Baxter & Associates, Ltd. has shared voting power with respect to 781,900 shares and shared dispositive power with respect to 781,900 shares.

(3) The percentages are based on 7,501,624 shares of Common Stock outstanding as of July 15, 1997.



                                  UNDERWRITERS

     6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person in (a), give the title of each class of securities underwritten.

          (a) Common Stock, $.01 par value per share, of the Company: Lehman Brothers Inc., 3 World Financial Center, 4th Floor, New York, New York 10285; Robertson, Stephens & Company, L.P., 555 California Street, Suite 2600, San Francisco, California 94104; and Salomon Brothers Inc, 7 World Trade Center, New York, New York 10048.

          (b)  None.

                               CAPITAL SECURITIES

7. Capitalization.
   --------------

          (a) Furnish the following information as to each authorized class of securities of the Applicant. (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     (a) As of July 15, 1997, the following table sets forth information as to each authorized class of securities of the Company:

                                                   Amount                      Amount
Title of Class                                     Authorized                  Outstanding
--------------                                     ----------                  -----------

Preferred Stock, par value $.01 per share(1)        5,000,000 shares                 0 shares
Common Stock, $.01 par value per share(2)          40,000,000 shares         7,501,624 shares

(1) The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, $.01 par value per share, of the Company (the "Preferred Stock") without further stockholder approval (except as may be required by applicable law or stock exchange regulations). The Board of Directors of the Company has designated 100,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), none of which were outstanding as of July 15, 1997.

(2) Each outstanding share of Common Stock has a right (a "Right") attached to it which, under certain circumstances, entitles the registered holder of such share of Common Stock to purchase a unit consisting of one one-hundredth of a share of Series A Preferred Stock at a purchase price of $40.00 per unit. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 8, 1994 (the "Rights Agreement"), as amended on April 19, 1995 (the "First Amendment") and
     June 30, 1997 (the "Second Amendment"), between the Company and BankBoston, N.A. (formerly The First National Bank of Boston). A copy of the Rights Agreement, the First Amendment and the Second
     Amendment are filed as Exhibit 4.1 to the Company's Form 8-K dated September 8, 1994, Exhibit 4.2 to the Company's Form 8-K dated April 19, 1995 and Exhibit 4.3 to the Company's Form 8-K dated June 29, 1997, respectively, and such filings, including the exhibits, are incorporated herein by reference.

     (b) Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of stockholders of the Company. The Board of Directors of the Company is authorized to determine without any further action by the holders of Common Stock the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of Preferred Stock as are permitted by Delaware law and the Company's Amended and Restated Certificate of Incorporation.


                              INDENTURE SECURITIES

     8. Analysis of Indenture Provisions
        --------------------------------

     The following is a description of certain provisions of the Contingent Rights Agreement required under Section 305(a)(2) of the Trust Indenture Act of 1939 and is qualified in its entirety by reference to the terms of the Contingent Rights Agreement, which is incorporated herein by reference as Exhibit T3C hereto. References in this Item 8 to section numbers are to specific sections in the Contingent Rights Agreement. Certain capitalized terms used in this Item 8 are used as defined in the Contingent Rights Agreement.

     (a) Principal Terms.

     On June 29, 1997, the Board of Directors of the Company declared a dividend distribution of one Contingent Right with respect to (i) each share of Common Stock outstanding and held by stockholders of record at the close of business on the Record Date and (ii) each share of Common Stock issued between the Record
Date and the earlier of December 31, 1997 or the Redemption Date upon   exercise
of options to purchase Common Stock issued under the Company's 1984 Stock Option Plan, 1994 Stock Option Plan, 1994 Non-Employee Director Stock Option Plan and 1994 Employee Stock Purchase Plan. The Contingent Rights will be unsecured obligations of the Company and will rank equally with all other unsubordinated indebtedness of the Company. Pursuant to the Contingent Rights Agreement, if a Change in Control occurs prior to December 31, 1997, each registered holder of a Contingent Right on the close of business on March 31, 1997 will be entitled to receive in respect of each Contingent Right held, unless the Contingent Rights have been extinguished or redeemed pursuant to their terms, the amount of cash determined by the following schedule (the "Contingent Payment"), where "Net Sales" of the Company means the amount of net sales reflected on the audited income statement of the Company and its consolidated subsidiaries for the calendar year beginning January 1, 1998 and ending December 31, 1998 (the "Contingent Payment Period"):

        Net Sales of the Company for
        the Contingent Payment Period                 Contingent Payment
        -----------------------------                 ------------------

               $149,000,000 or greater                       $5.00
               $141,000,000                                  $3.50
               $134,000,000                                  $2.25
               $127,000,000                                  $1.00
               $122,000,000 or less                          $0.00

     If the Company's Net Sales for the Contingent Payment Period fall between two of the levels specified in the above schedule, the amount of the Contingent Payment for each shall be determined by interpolation pursuant to a formula set forth in Section 3.01(c) of the Contingent Rights Agreement.

     The Contingent Rights will be subject to optional redemption provisions as described below.

     (b) Covenants.

     The Contingent Rights Agreement contains a number of restrictions of the Company and its Subsidiaries, including maintenance of office or agency, maintenance of properties, conduct of business, affiliate transactions, certain asset sales, and registration under the Securities Exchange Act of 1934 (the "Exchange Act"). (Sections 7.01 to 7.08)

     (c) Events of Default, Notice and Waiver.

     An Event of Default in the Contingent Rights Agreement is defined as one of the following events: (i) default in the payment of any Contingent Payment when the same shall become due and payable, and continuance of such default for a period of 30 days; or (ii) default in the performance, or breach, of any covenant of the Company in the Contingent Rights Agreement, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the registered holders of at least 25% of the outstanding Contingent Rights, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default"; or (iii) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (iv) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator or similar official, of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors. (Section 8.01)

     The Contingent Rights Agreement provides that, if a default is made in the payment of a Contingent Payment and such default continues for 30 days, then upon demand by the Trustee, the Company shall pay to the Trustee for the benefit of the registered holders of the Contingent Rights the amount of the Contingent Payment, as well as the costs and expenses of collection of such Contingent Payment. (Section 8.02)

     The Contingent Rights Agreement provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to the Contingent Rights, give to the registered holders of the Contingent Rights notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of amounts payable in respect of the

Contingent Rights, the Trustee thereunder will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the registered holders of the Contingent Rights. The term "default" for the purpose of this provision in the Contingent Rights Agreement means the happening of any of the Events of Default specified above, except that any grace period or notice requirement is eliminated. (Section 8.11)

     The Contingent Rights Agreement contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the registered holders of the Contingent Rights before proceeding to exercise any right or power under the Contingent Rights Agreement at the request of registered holders of the Contingent Rights. (Section 8.06)

     The Contingent Rights Agreement provides that the registered holders of a majority of the outstanding Contingent Rights may direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred the Trustee in respect of such Contingent Rights. (Section 8.09)

     In certain cases, the registered holders of a majority of the outstanding Contingent Rights may on behalf of the holders of all Contingent Rights waive any past default or Event of Default, and its consequences, except a default in respect of a covenant or provision of the Contingent Rights Agreement which cannot be modified or amended without the consent of the registered holder of each Contingent Right affected including (i) modifying the definition of Contingent Payment Period, Contingent Payment, Contingent Payment Date or Net Sales as such terms are defined in the Contingent Rights Agreement, or otherwise reducing the amounts payable in respect of the Contingent Rights, or (ii) reducing the amount of the outstanding Contingent Rights. (Section 8.10)

     (d) Authentication and Delivery of Securities
         Application of Proceeds.

     The Contingent Rights shall be executed on behalf of the Company by its Chairman of the Board or Vice Chairman of the Board, or its president or any vice president or its treasurer, under its corporate seal which may, but need not, be attested. The signature of any of these officers on the Contingent Rights may be manual or facsimile.

     Contingent Rights bearing the manual or facsimile signatures of individuals who were at any time officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Contingent Rights or did not hold such offices at the date of such Contingent Rights.

     At any time and from time to time after the execution and delivery of the Contingent Rights Agreement, the Company may deliver Contingent Rights executed by the Company to the Trustee for authentication; and the Trustee shall, upon a Company Order, authenticate and deliver such Contingent Rights provided in the Contingent Rights Agreement. (Section 3.03)

     The Contingent Rights will be issued as a dividend to stockholders entitled to receive such dividend. Consequently, the Company will not receive any proceeds from the issuance of the Contingent Rights.

     (e) Release or Release and Substitution of
         Property Subject to the Lien of the Indenture.

     Not Applicable.

     (f) Satisfaction and Discharge.

     The Contingent Rights may be redeemed at the option of the Company at any time after a Change of Control of the Company, in whole or in part, and upon not less than 30 days nor more than 60 days prior written notice to each registered holder of the Contingent Rights, at a redemption price of $5.00 per Contingent Right. (Section 3.10)

     The Contingent Rights shall be extinguished without payment therefor and have no further force and effect (i) on December 31, 1997, if no Change of Control has occurred prior to such date as evidenced by an Officers' Certificate delivered to the Trustee or (ii) on March 31, 1999 if Net Sales for the Contingent Payment Period shall not have exceeded $122,000,000 as evidenced by an Officers' Certificate and accompanied by a certificate or opinion of an independent public accountant delivered to the Trustee. (Section 3.11)

     (g) Evidence of Compliance with Conditions and Covenants.

     Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of the Contingent Rights, the Trustee shall transmit to all registered holders of the Contingent Rights such reports concerning the Trustee and its actions under the Contingent Rights Agreement as may be required pursuant to the Trust Indenture Act of 1939 at the time and in the manner provided pursuant thereto. A copy of each such report shall, at the time of such transmission to the registered holders of the Contingent Rights, be filed by the Trustee with each stock exchange upon which the Contingent Rights are listed, with the Securities and Exchange Commission and also with the Company. The Company will notify the Trustee when the Contingent Rights are listed on any stock exchange.

     The Company shall: (i) file with the Trustee, within 15 days after the Company is required to file the same with the Securities and Exchange Commission, copies of the annual reports and of the information, documents and other reports which the Company may be required to file with the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall nonetheless, during such period as the Contingent Rights remain outstanding, file with the Trustee and the Securities and Exchange Commission, in accordance with rules and regulations prescribed from time to time by the Securities and Exchange Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; (ii) file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of the Contingent Rights Agreement as may be required from time to time by such rules and regulations; (iii) transmit by mail to all registered holders of the Contingent Rights, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to sections (i) and
(ii) of this paragraph; and (iv) furnish to the Trustee, not less often than annually, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under the Contingent Rights Agreement. (Sections 5.03 and 5.04)

     9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

          Not Applicable.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

          (a) Pages numbered 1 to 12, consecutively.

          (b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified with respect to the Contingent Rights, which statement is filed herewith as Exhibit T3G and incorporated herein by reference.

          (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number         Description
------         -----------

     T3A Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-l, Registration No. 33-81494).

     T3B Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, Registration No. 33-81494).

     T3C Contingent Payment Rights Agreement dated as of June 30, 1997 between the Company and The First National Bank of Chicago, as trustee.

     T3D       Not Applicable

     T3E       Not Applicable

     T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

     T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, FUSION SYSTEMS CORPORATION, a corporation organized under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rockville, and State of Maryland, on the 25th day of July, 1997.


                                    FUSION SYSTEMS CORPORATION


                                    By:/s/Joseph F. Greeves
                                       ------------------------
                                       Name: Joseph F. Greeves
                                       Title: Vice President and Chief Financial
                                              Officer

ATTEST: /s/ Ellen S. Ranard
        --------------------------
        Name: Ellen S. Ranard
        Title: General Counsel and
               Assistant Secretary

                           FUSION SYSTEMS CORPORATION

                               INDEX OF EXHIBITS

Exhibit
Number                                 Description
-------                                -----------

  T3A Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-l, Registration No. 33-81494).

  T3B Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-l, Registration No. 33-81494).

  T3C Contingent Payment Rights Agreement dated as of June 30, 1997 between the Company and The First National Bank of Chicago, as trustee.

  T3D               Not Applicable

  T3E               Not Applicable

  T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

  T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.